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              November 12, 2013
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Norman von Holtzendorff

Re:	North Atlantic Drilling Ltd. (the "Company") Amended Registration Statement on Form F-1 and Amended Registration Statement on Form F-4 Filed November 8, 2013 CIK No. 0001560186

Dear Mr. von Holtzendorff,

Reference is made to the Company's letter dated November 8, 2013 (the "Response Letter"), which sets forth the Company's responses to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 20, 2012, relating to the Company's registration statement on Form F-1 (the "F-1 Registration Statement") and registration statement on Form F-4 (the "F-4 Registration Statement") which were publicly filed via EDGAR on December 12, 2012 (File No. 333-185394 and File No. 333-185395, respectively). The amended F-1 Registration Statement (the "Amended F-1 Registration Statement") and the amended F-4 Registration Statement (the "Amended F-4 Registration Statement") which respond to the Staff's comments contained in the Comment Letter, together with the Response Letter, were filed with the Commission on November 8, 2013.

In this connection, enclosed herewith are the following documents:

(1) Amended F-1 Registration Statement, marked to show changes from the Company's F-1 Registration Statement, attached hereto as Exhibit A; and

(2) Amended F-4 Registration Statement, marked to show changes from the Company's F-4 Registration Statement, attached hereto as Exhibit B.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

              Very truly yours,

              By: /s/ Gary J. Wolfe
              Gary J. Wolfe